NEWS RELEASE TSX: WRN NYSE American: WRN

August 10, 2026

Western Copper and Gold Advances Site Program
and Appoints Mark E. Smith as Chairman

Vancouver, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to provide an update on the 2026 site program at its flagship Casino copper-gold project ("Casino" or the "Project"). The Company also announces the appointment of Mark E. Smith as Chairman of the Board.

2026 Site Program

Western's focus remains on advancing Casino through the ongoing assessment process with the Yukon Environmental and Socio-economic Assessment Board ("YESAB"). In parallel, the current site program is designed to advance specific aspects of engineering design and optimization, positioning the Company for the next phases of technical analysis and supporting future planned permitting activities.

The program includes further geotechnical drilling and permafrost investigations across proposed mine infrastructure sites, including the tailings management facility, heap leach facility, stockpile areas, and open pit. Metallurgical drill holes are also planned within the oxide cap to provide additional sample density across key ore types and support ongoing test work focused on enhancing metal recovery. This work is complemented by test pits, ground geophysical surveys, and a drone magnetics survey.

For the first time in years, the Company is evaluating targets on the broader land package to support the planning of future exploration concepts.

"Our team is executing a program designed to deepen the engineering behind the Project as we prepare for the technical analysis phase of the YESAB Panel Review," said Sandeep Singh, President & CEO of Western. "We benefit from a considerable amount of technical work on the Project historically. That said, each new stage of the Project's advancement requires additional layers of detail, and we remain committed to doing the right work to outline a long-life, thoughtfully designed, and sustainable project for the benefit of all Yukoners."

"Attention has understandably been on advancing the Project itself," said Mr. Singh. "But the more time our new team spends on the ground, the clearer it becomes that the prospectivity of the broader 21,300-hectare land package remains largely untested. This season we begin investigating some of those concepts for potential future exploration."

Chairman Succession

Western also announces that Mark E. Smith, a director of the Company since November 2025, has been appointed Chairman of the Board. Mr. Smith succeeds Raymond Threlkeld, who remains on the Board and will continue to be an invaluable technical resource to the Company.

Mr. Smith is a professional engineer with over 45 years of global mining experience, including nearly 25 years leading Vector Engineering, a 500-person firm he co-founded that served many of the world's largest miners. He has been a trusted technical voice in the Yukon for over a decade, working across the territory on projects including Coffee, Macpass, and Mactung, and advising the Government of Yukon on mine waste and heap leach management practices. Most recently, he was appointed by the Government of Yukon to chair the Independent Review Board for the Eagle Mine investigation.

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"Ray's technical judgement was invaluable through a period of significant management change at Western, and I am personally grateful for his mentorship during that time," said Mr. Singh. "Mark's appointment is another positive step for the Company. There are few people with his combination of engineering depth and Yukon experience. His perspectives will serve us well as we advance Casino through our next set of milestones."

About Western Copper and Gold Corporation

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh

President and CEO

Western Copper and Gold Corporation

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the YESAB assessment process, including the determination of sufficiency and the establishment of the Panel and its terms of reference, the scope and objectives of the 2026 site program and the expected use of the data collected, ongoing metallurgical test work, the potential to enhance metallurgical recoveries, the prospectivity of the broader land package, and plans for future exploration.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

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Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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